Notes Payable to LaserIt, Inc.

For proceeds from loan, due from 9/01/09 to 09/30/10.

Due as of 09/30/2010: $46,067.39

Interest rate: 5%

Payment terms:

$3,000.00/month commencing 6/1/2011, until paid in full.

Cody T. Knapp

VP, Laserit

12/27/10

Shawn Knapp

President/CEO

Shogun Energy, Inc.